FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* VON ARX, DOLPH W.	2. Issuer Name and Ticker or Trading Symbol CREE, INC. ("CREE")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 3663 RUM ROW	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/29/2003
(Street) NAPELS, FL 34102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	1/29/2003	1/29/2003	G	V	800	D	$0.00	673,450	D
COMMON STOCK								22,500	I	BY IRA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ TAMARA CAPPELSON ATTORNEY-IN-FACT **Signature of Reporting Person	1/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

I, the person whose signature appears below, hereby appoint Adam H. Broome, Secretary of Cree, Inc. (the "Company"), and
Tamara Cappelson, Stock Plan Administrator of the Company, and each of them individually, as my attorneys-in-fact with the power and authority:

* to execute and file with the U.S. Securities and Exchange Commission on my behalf, pursuant to Section 16(a) of the
  Securities Exchange Act of 1934 and the rules thereunder, Statements of Changes in Beneficial Ownership on Form 4
  and Annual Statements of Changes in Beneficial Ownership on Form 5, and any amendments of Forms 4 and 5 previously filed by or for me, with respect to my service as a director and/or officer of the Company and my holdings of and transactions in Company securities of which I may be deemed the beneficial owner;

* to do and perform on my behalf any and all other acts necessary or desirable to complete, execute and timely file such Forms 4 and 5 and any amendments thereto with the U.S. Securities and Exchange Commission and, if necessary, any stock exchange or similar authority, including but not limited to the power to designate any person then serving as a director or officer of the Company to be an additional or substitute attorney-in-fact under this Power of Attorney with the same power and authority as if such person were named herein, and to take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of or legally required by me, it being understood that the documents executed by such attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his or her discretion.

The authority granted under this Power of Attorney shall continue in effect for each attorney-in-fact named above until I am no longer required to file Forms 4 and 5 with respect to my holdings of and transactions in Company securities or unless earlier revoked in a writing signed by me and delivered to such attorney-in-fact.  I acknowledge that neither the attorneys-in-fact nor the Company are assuming any of my responsibilities to comply with Section 16(a) of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, I have signed this Power of Attorney on the date shown below.

/s/ Dolph W. von Arx

Signature

Dolph W. von Arx

Typed or Printed Name

August 29, 2002

Date Signed